December 10, 2007

Mail Stop 6010

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
Yasen Industry Center, 4th Floor
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

> **Re: China Power Equipment, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 13, 2007**
> **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Note that Schedule A paragraph 16 of the Securities Act and Regulation S-B Item 501(a)(9)(iv) require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell "at prevailing market prices" is insufficient to satisfy your disclosure obligation. Therefore, please disclose the fixed price at which the securities will be sold. We will not object if you also elect to disclose that the selling shareholders will sell at the stated fixed

price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also revise your "Plan of Distribution" accordingly.

Prospectus Summary

2.   Revise the first paragraph and the disclosure throughout the filing to clearly identify the correct party. Terms such as the "company," "we," "our," and "us" should refer *only* to the registrant, not to Zhongxi or the other parties. The first paragraph after the caption "The Company" should describe the relationships between the registrant and the various other entities and make very clear whether the registrant has any equity interest in Zhongxi. Since the registrant is not an operating business, you should identify Zhongxi as the operating entity throughout the prospectus. Include a chart in the summary to explain the relationships of the entities, including the percentage of security ownership each owns in each other entity. Identify the officers, directors, and major holders and their percentages of equity interest in each entity. State that 8,437,500 (or 9 million—whichever is correct) of your currently outstanding shares were issued to shareholders of Alloy Science. Explain clearly the business purpose for your current complex organizational structure. Given that Alloy Science owns more than eight million shares of the total 10 million shares outstanding, it appears that the registrant is a majority owned subsidiary of Alloy Science. Please disclose.

Corporate History, page 2

3.   Please revise your disclosure throughout the filing to consistently describe the nature of your relationship with Zhongxi. For instance, on page 1 you state that you do not own Zhongxi but subsequently state on page 29 that Zhongxi is an indirectly-owned subsidiary. We also note you incorrectly refer to Zhongxi as "our operating company" on pages 2 and 14.

Risk Factors

4.   Include a risk factor that discusses all the risks to investors due to the fact that the registrant does not own the operating business. We note, for example, that paragraph 1.4 of the management entrustment agreement contemplates termination, although no termination provisions are included therein. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. State whether the registrant has any assets (other than its interest in the

Yongxing Song
China Power Equipment, Inc.
December 10, 2007
Page 3

> agreement) and any revenues from other sources. We may have further comments.

Our Officers and Directors Control Us…, page 14

5.   Expand to also disclose Mr. Song's ownership and other interests in the related parties, including the operating entity. Please expand to identify any other individuals who are beneficial owners of the registrant and/or the related parties.

6.   Disclose and quantify the number of shares that the registrant issued to Alloy Science, an affiliate of your officers and directors, and explain the nature of the affiliation.

Selling Stockholders, page 16

7.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

8.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

9.   With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that selling stockholder.

10.   Please tell us whether the selling stockholders are broker-dealers or affiliates of broker-dealers.

The Series A Preferred Stock, page 18

11.   We note in your most recently amended Articles of Incorporation that the number of shares which may be issued upon conversion of the Series A preferred "shall be no more than 2 million shares." Reconcile with the current number of shares you are attempting to register.

The Warrants, page 19

12.   Please expand to include discussion of the lock-up provisions.

Management's Discussion and Analysis of Plan of Operation, page 21

13.   Please revise your Management's Discussion and Analysis to provide a detailed discussion of the results of your operations. Discuss and analyze the significant components of your revenues and expenses for all periods presented. Discuss and quantify the factors responsible for changes in financial statement items and explain why those changes occurred. Refer to Item 303 of Regulation S-B and SEC Release 34-48960.

14.   We see disclosures on page 28 that you are a holding company and that you do not own your operating company Zhongxi. Please expand the disclosures in Management's Discussion and Analysis to discuss any restrictions on your subsidiaries to make dividend and other payments to you including discussions of the actual or expected impact of these restrictions on your liquidity and capital resources. Also, revise the filing to include a Schedule I (see Rule 4-08(e)(3), Rule 5-04.c and Rule 12-04 of Regulation S-X) or tell us why Schedule I is not required.

Other Income, page 25

15.   We note you recorded other income of $202,047 related to your investments in 2006. Please tell us and revise the filing to describe the nature of your investments and the corresponding income. Additionally please explain the underlying reasons for the increase in your investment income in 2006.

Corporate History, page 27

16.   File the investment agreement entered into between Alloy Science and its shareholders referred to on page 27.

17.   Revise the disclosure to ensure that it is clear to investors the extent to which these parties are related, including the affiliations and securities holdings of officers, directors, and major shareholders of each entity.

18.   Please explain why the registrant issued more than 8.4 million shares in exchange for entry into the management entrustment agreement and why it or An Sen did not purchase Zhongxi instead.

19.   State whether Alloy Science continues to hold 93.75% of Zhongxi shares. Disclose who owns the rest of the shares and whether the party or parties are affiliated with any of these other entities.

20.   Based on your disclosure on page 28, approximately 6.25% of Zhongxi shares are owned by non-Alloy Science shareholders. Please explain whether these non-Alloy Science shareholders are parties to the Management Entrustment Agreement and whether you issued shares to them. If these shareholders did not agree to the entrustment, please explain what ownership rights, if any, they retain in Zhongxi.

21.   At the time of the share issuance, disclose how many shareholders Alloy Science had and why only 45.08% of the shares were included in the trustee agreement. Disclose what happened to the rest of the shares. Identify any individuals who received more than 5% of the shares or who are officers and/or directors of the registrant.

Products, page 29

22.   Please provide independent support for your assertion that your amorphous alloy transformers have achieved energy savings as high as 80%.

23.   Please discuss the impact of your decision to exit the business of direct manufacture of transformers and your decision to emphasize amorphous alloy core manufacturing. We note your disclosure on page 29 that transformers accounted for approximately 66% of your sales in 2006.

Amorphous Alloy Transformers Core Products, page 30

24.   Please provide the basis for your belief that the 2006 announcement by the Chinese government has contributed to the increase in share prices of companies in the energy savings business.

Exit Strategy for Transformer Business, page 30

25.   Please expand your discussion of your arrangement to outsource the manufacturing of transformers to a third party. For instance, please disclose when you entered into the arrangement, the name of the third party and any material provisions. If the arrangement is governed by a written contract, please tell us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-B.

Trademarks, page 34

26.   Please reconcile your statement that you have no trademarks with your statement on page 6 that your "trademarked brands" have gained substantial recognition.

Patents, page 34

27.   We note your disclosure in the first paragraph of page 34 that you have a patented Continuous Mode Amorphous Alloy Transformer Iron Core Magnetic-field Annealing Kiln. Please tell us whether this is the same patent you describe as a Consecutive Anneal Stove for AMDT Core at the bottom of page 34.

Security Ownership of Certain Beneficial Owners and Management, page 36

28.   Include KWCB Investments, Ltd., as a beneficial owner, and identify the individual(s) with voting and/or investment control.

29.   Please expand footnote 2 to disclose the duration of the trust agreement and also provide a brief outline of the voting rights and other powers of the voting trustees under the agreement. Please refer to Instruction 2 to Item 403 of Regulation S-B. Also briefly explain why these two individuals were selected to be trustees.

Directors and Executive Officers, page 37

30.   We note that Michael Segal signed your Articles of Incorporation and amendments thereto as President of China Power Equipment, Inc. Expand to correct the biographical information for him and describe the length of his term in office.

31.   Please disclose in your table that Guoan Zhang is also a director.

32.   Please state when Yarong Feng became a director as required by Item 401(a)(3).

33.   We note that Guoan Zhang serves as one of the trustees for Alloy Science shareholders. Expand his biographical information to disclose his prior employment or other relationship with Alloy Science.

Certain Relationships and Related Party Transactions, page 40

34.   Given that there are numerous related party transactions and related party relationships, please revise to disclose them.

Financial Statements

General

35.   Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

36.   Please provide an updated accountant's consent in all future amendments.

Report of Independent Registered Public Accounting Firm, page F-3

37.   We note that your audit report was signed by a U.S. audit firm and that the report was issued in Salt Lake City, Utah. It appears from your disclosures on pages 2 and 14 that your operations, corporate offices, and principal businesses are located in the People's Republic of China. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Salt Lake City, Utah. Refer to the guidance in Article 2 of Regulation S-X.

Consolidated Statements of Operations and Comprehensive Income, page F-5

38.   We note from your disclosures on page 24 that you incurred bad debt expense of $79,189 and $40,041 during the years ended December 31, 2006 and 2005,

respectively. Your current income statement presentation is confusing because you have not included bad debt expense on the same line items in each year. Please revise your income statement to present comparable expenses within the same income statement captions each year.

39.   Please revise to only present the income (loss) per share data rounded to the nearest cent (i.e., two decimal points), so as not to imply a greater degree of precision than exists.

Consolidated Statement of Cash Flows, page F-7

40.   We see that you made advances of $287,995 and $47,008 to related parties during the years ended December 31, 2006 and 2005, respectively. Tell us and revise your related party footnote to explain the terms and conditions of these advances. Additionally tell us why these amounts are appropriately classified as investing activities on your statement of cash flow.

41.   We also note that you have classified lease pre-payments of $599,890 made during 2005 as an investing activity. Given that this appears to be an operating lease, please tell us why these payments are appropriately reflected as an investing activity.

42.   Additionally, we note that you have classified contract rights deposit of $1,097,119 made during 2005 as an investing activity. From Note 12 it appears that this contract right relates to the supply of amorphous raw material. Please tell us why this deposit payment is appropriately reflected as an investing activity.

43.   As a related matter, we note from Note 12 that you purchased the contract right for $1,151,263, and that the Statement of Cash Flows discloses total payments of $1,097,119. Please reconcile the difference between the Statement of Cash Flows and footnotes and revise as necessary.

Notes to Consolidated Financial Statements, page F-8

General

44.   We note from your disclosures on pages two and 29, that you derive revenues from three different product categories. Please revise your footnotes to provide the enterprise wide disclosures required by paragraphs 37- 39 of SFAS 131.

Note 1 – Organization and Description of Business, page F-8

45.   We note from your disclosures that Ansen was formed in November 2006 and
China Power was formed on May 15, 2006. It is unclear as to how Ansen entered
into a management entrustment agreement with Zhongxi on April 26, 2006, given
that neither China Power nor Ansen were legally formed as of April 26, 2006.
Please advise us or revise this note accordingly.

46.   We note that, although you do not have ownership over Zhongxi, you have
consolidated this investment. Please tell us and revise this note to explain why
you have consolidated Zhongxi, even though you do not have legal ownership,
citing any authoritative literature upon which you are relying.

47.   As a related matter, we note that on November 20, <u>2006</u> you "acquired Zhongxi
through a reverse acquisition that resulted in a recapitalization of Zhongxi" and
that you issued 9,000,000 shares to the owners of Zhongxi. Please reconcile this
with your disclosures on page 28 and elsewhere throughout the filing which state
that on November 20, <u>2007</u> you issued 8,437,500 shares "as consideration for the
signing of the Management Agreement." Please revise or advise.

48.   Additionally, please revise your disclosures in Note 1 to clarify whether you are a
"management company" for Zhongxi as described in the second paragraph of
Note 1 or whether you own Zhongxi through an acquisition on November 20,
2006 as described in the fourth paragraph of Note 1.

Note 2 - Summary of Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

49.   We note that the consolidated financial statements for 2006 include the financial
statements of China Power, Ansen and Zhongxi. Please revise this note to clarify
the date at which the financial statements of China Power and Ansen have been
included in the consolidated financial statements.

Property, Plant and Equipment, page F-9

50.   We note that you are depreciating land. Please advise us as to why it is
appropriate to depreciate land or revise your filing accordingly.

Revenue Recognition, page F-10

51.   We note your disclosure that sales of products are recorded when title passes to the customer, which is generally at time of shipment.   Please revise this note to describe the material terms of your revenue generating agreements and how you apply SAB 104 and any other relevant authoritative guidance to sales transactions.

Accounts Receivable, page F-10

52.   We note that you recognize a reserve of 50% of accounts receivable that are over one year old. In light of your large outstanding accounts receivable balances at June 30, 2007, December 31, 2006 and 2005, please tell us why you believe a reserve of 50% of accounts over one year is adequate. Please tell us what amount of your accounts receivable balance is older than one year at all balance sheet dates presented.

Note 7 – Income Taxes, page F-13

53.   Please revise this footnote to provide the disclosures required by paragraphs 43 – 49 of SFAS 109.

Note 9 – Capital Leases, page F-14

54.   We note that your factory lease has been classified as a capital lease. It appears that you have not discounted the lease payments to present value. Please tell us why it is appropriate to record your capital lease obligation at the gross value of lease payments due under the term of your 24 year lease. Please refer to paragraphs 7(d) and 10 of SFAS 13.

Note 11- Related Party Transactions, page F-16

55.   Revise this note to disclose the nature of all the related party relationships referred to throughout the filing. Refer to paragraph 2 of SFAS 57.

Note 12 – Contract Rights Deposit, page F-16

56.   We note that you acquired a right to obtain a supply of amorphous raw materials from Beijing Antai Technology Co., Ltd., a related party for $1,151,263. Please address the following:
   • Tell us how the fair value of the contract right was determined and how you have evaluated this asset for impairment under SFAS 142.
   • Tell us why you have not filed this contract as an exhibit to the filing.

- Revise to disclose whether and how you plan on amortizing the contract right and the period when it will be amortized.

Note 14- Deferred Revenues, page F-17

57.   We note that you had deferred revenues of $157,590 at December 31, 2006 which consist of customer security deposits. Please describe the material terms and conditions of the agreements under which these deposits are received. Additionally tell us why it is appropriate to recognize these amounts as revenue once the security period expires. Please cite any authoritative literature upon which you are relying.

Note 16 – Commitments, page F-17

58.   We note that you paid Xi'an Anseng Power Science Technology Co., Ltd. $605,000 as registered capital. Please tell us and revise the filing to describe the business purpose of this transaction and tell us how it was recorded in your financial statements at December 31, 2006.

Note 17 – Subsequent Events, page F-18

59.   We note from your disclosures in this note that you sold 102,500 units of preferred stock to investors for an aggregate price of $1,025,000. Please reconcile this with your disclosures on page F-31 which indicate that you sold 92,500 shares for aggregate proceeds of $925,000.

June 30, 2007 Financial Statements, page F-20

Consolidated Statements of Operations and Comprehensive Income, page F-19

60.   Please tell us why no interest expense was recorded during the six months ended June 30, 2007. We note that your outstanding debt balances as of June 30, 2007 were $2,183,664. Please advise us or revise your filing as necessary.

Consolidated Statement of Cash Flow, page F-21

61.   Please describe the nature of the $104,921 related party receipt. Additionally please tell us why a related party receipt would be properly classified an as an investing cash outflow.

Note 2 – Summary of Significant Accounting Policies, page F-22

Principles of Consolidation, page F-22

62.   Please revise to disclose which entities are included in the consolidated financial
        statements for fiscal 2007.

Note 3 – Inventory, page F-26

63.   Please explain to us why the components of your December 31, 2006 inventory
        balances do not agree to the disclosures in your annual financial statements on
        page F-11. Please advise us or revise your filing as necessary.

Recent Sales of Unregistered Securities, page II-1

64.   Please disclose the claimed exemptions upon which you relied for each
        unregistered offering. Please refer to Item 701(d) of Regulation S-B.

65.   Please identify the nature of the consulting services provided by Friedlander
        and/or Friedland Corporate Investor Services LLC in 2006 and 2007. Also,
        expand the beneficial ownership table to include the 5% or greater shareholder(s).

66.   Please update your disclosure here and elsewhere throughout the filing, as
        appropriate, to reflect your issuance of Series A Convertible preferred shares for
        $25,000 on November 13, 2007. Disclose the recipient of the shares.

Signatures

67.   In the next amendment, please identify the individual who signed the registration
        statement in the capacity of (i) principal financial officer and (ii) controller or
        principal accounting officer.

Exhibit 5.1

68.   Revise the opinion to clarify what you mean by your description of "the internal
        law of the State of Maryland." Also, in view last sentence in the sixth paragraph,
        file a legality opinion prior to effectiveness that is dated the same date as the
        effective date of the registration statement.

69.   Your registration statement must include an opinion upon which investors can rely. Please revise the seventh paragraph to remove the limitation on reliance by shareholders.

Exhibits

70.   Please file all missing exhibits and schedules. We note, for example, Schedule A to Exhibit 9.1 is missing, as well as all schedules and exhibits to Exhibit 10.2.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Darren Ofsink, Esq.